THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive, Suite A Murrieta, CA 92563 P: (323) 799-1342 F: (951) 224-6675 md@jilliansidoti.com www.jilliansidoti.com

November 26, 2012

Re:	Tarheel Billboard Inc. Registration Statement on Form S-1 Filed September 7, 2012 File No. 333-183781

Dear Mr. Spirgel-

Please find the answers to your comments below.

General

1.           We note your disclosure that your company is a shell company. As a result, please revise your disclosure to state that the sales price to the public will be fixed for the duration of the offering. Identify your selling shareholders as underwriters. In addition, make conforming changes throughout the prospectus (e.g. plan of distribution).

Response: We have revised the disclosure throughout the registration statement to indicate that Tarheel Billboard is a shell company and selling shareholders are underwriters and all the shares must be sold at a fixed price and not at prevailing market or negotiated prices for the duration of the offering due to Tarheel Billboard’s status as a shell company.

2.           Prominently disclose on the prospectus cover page that an investment in the company’s stock is a highly illiquid investment.

Response: We have disclosed on the cover page: “There is no public market for our common stock. We cannot give any assurance that the shares being offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our stock will make it difficult to sell your shares. If in the future a market does exist for our securities, it is likely to be highly illiquid and sporadic.”

Operating History, page 2

3.           Please revise this section to expand your disclosure, for example, by including the date and location of incorporation. We note that you disclose on pages 14 and 21 that you were incorporated in the State of Nevada on July 20, 2012.

Response: We have revised the disclosure to include that the Company “was incorporated in the State of Nevada on July 20, 2012.”

Risk Factors, page 5

4.           We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise your disclosure to include a risk factor discussing explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates

Response: We have revised the disclosure to include a risk factor that discloses the risks described above.

5.           Here and elsewhere in your registration statement you state that you have not yet developed your website. However, it appears that www.tarheelbillboard.com is associated with your business. Please revise your disclosure accordingly. We note that this website is not fully functional

Response: On pages 3, 5, and 8, we have revised the disclosure to indicate that the website is not “fully functional” rather than “not developed.”

Inadequate Financial Projections and Financial Projections Require Caution, page 6

6.           Since you are not providing any financial projections for your business, it is not clear why you need either of these risk factors. Please revise your disclosure accordingly

We have removed the financial projections require caution, but since we are not

We May Be Considered a Shell Company..., page 8

7.           Revise this risk factor to definitively state that you are a shell company and clarify the conditions that must occur before resales of restricted stock are permitted.

Response: We have revised the risk factor as suggested and described the requirements of 144(i)(2).

Description of Business, page 14

8. Revise throughout your prospectus to clarify the state of your business. For example, your statements highlighting the “expansion” of your operations (page 6) and “increasing profitability” (page 15) seem premature.

Response: We have revised the statement regarding “expanding our operations” to reflect plans to “develop our business plan” (Page 6); removed a reference to the “expansion” of our business (Page 23); and removed a reference to “increasing profitability” (Page 15).

Business of Issuer, page 14

9.           Please explain how you plan to grow your advertisers to 18.75 over months 2 and 3. Clarify how you can have a fraction of an advertiser.

Response: We have revised the disclosure to state: “We have assumed that through our initial advertising, networking, and focus on superior technology described in the Marketing Strategy above, we will retain on average 18.75 advertisers per billboard during the first year of operations at $400/mo.” The fraction of an advertiser is due to the nature of it being a mean calculation, which was not clear from the initial wording.

Services, page 15

10.         We note that you plan to grow your business in future months including taking on responsibility for the maintenance of your screens and other operational activities. Please revise your disclosure where appropriate to discuss how you plan to carry out these activities. We note that you currently have one part-time employee, who is also your sole executive officer and director. We note that you currently have no leases or equipment. We also note your disclosure on page 20.

Response: We have revised the disclosure to state: “Although we eventually hope to grow to the point where we will be able to hire employees specifically to carry out the following tasks, our startup nature allows us to contract with third parties to provide certain services necessary to the successful operation of our business without hiring full-time employees to fill such roles or investing in the equipment necessary to carry out such tasks, including:” prior to listing those services that we will require for the successful operation of our business.

Milestones, page 16

11.         Provide more detail as to how you plan to achieve your milestones or caution investors about their speculative nature.

Response: We have revised the disclosure to state, after listing the milestones: “Many of the milestones described will naturally flow from the achievement of meeting the milestones prior. However, others such as securing $60,000 worth of investment capital, closing 18.75 advertisers per billboard, development of a partnership with a cutting edge graphics design artist, and receiving goodwill from community organizations are contingent upon factors well outside our control and are highly speculative in nature.”

Market Analysis, page 17

12.         Please revise your disclosure to provide a basis for your statement that “[d]igital billboards are the future of mass marketing advertising.”

Response: We have struck the statement “Digital billboards are the future of mass marketing advertising within the disclosure.

Market Segmentation, page 18

13.         Please revise the list under your disclosure stating that you have identified the top six advertisers that you must draw to each new billboard. The list following this statement does not reflect advertisers.

Response: We have revised the disclosure to list the six advertisers that we will first target.

Marketing Strategy, page 18

14.         Please expand your disclosure to explain “The Breakfast Club.” This appears to be an important part of your business plan, but it is unclear how this directory relates to your business.

Response: We have revised the disclosure to describe The Breakfast Club as "a networking group comprised of local businesses that meets periodically over breakfast”

15.         Much of this section appears to be based upon your sales material. Please revise to remove the promotional tone of your disclosure.

Response:  We have adjusted the tone of the disclosure, removing several statements that convey a promotional tone.

Sales Forecast, page 20

16.         In this section you state that you will install one billboard in Charlotte, NC “in June 2012.” However, we note that you were not incorporated until July 2012 and your other disclosure indicates you have not yet installed any billboards. Please revise accordingly. In addition, please cite your basis for your belief that you may have up to 13 billboards in your first year of business.

Response: We have revised the disclosure to reflect that we expect to install our first billboard in February of 2013. We also included “the  successful implementation of our marketing plan should lead us to engaging with a number of advertisers that would profitably sustain 13 operating billboards” as a reason that we will have that number of billboards operational in our first year of business.

Liquidity and Capital Resources, page 22

17.         We note your statement that $150,000 should be sufficient to fund your operations for the next 12 months, “so long as we keep our operations to a minimum...” Please clarify what you mean by minimal operations.

Response: We have revised the disclosure to reflect that “minimal operations” means the operation of one revenue-generating billboard.

Market for Common Equity and Related Stockholders Matters, page 23

18.         Please correct this section to make clear that only a market maker can apply to have your stock quoted on the Over-the-Counter Bulletin Board.

Response: We have revised the disclosure to reflect that we will be filing “through an appropriate market maker” for inclusion on the OTCBB.

Executive Compensation, page 24

19.         Please clarify how the stock granted to Mr. Temple is “restricted.”

Response: We have updated the disclosure to indicate that “the stock granted to Mr. Temple is not freely tradable as it is unregistered stock granted by the Company for services rendered.”

Thank you for your time. Please let us know when we might request acceleration, if possible.

Sincerely,

/s/ Jillian Sidoti

Counsel